United States securities and exchange commission logo





                               April 8, 2022

       Evan Hafer
       Chairman and Chief Executive Officer
       BRC Inc.
       1144 S. 500 W
       Salt Lake City, UT 84101

                                                        Re: BRC Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 16,
2022
                                                            File No. 333-263627

       Dear Mr. Hafer:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 16, 2022

       General

   1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being
registered for resale. Highlight any differences in the current trading price, the prices that
the selling securityholders acquired their shares and warrants, and the price that the public
securityholders acquired their shares and warrants. Disclose that while the selling
securityholders may experience a positive rate of return based on the current trading price,
the public securityholders may not experience a similar rate of return on the securities they
purchased due to differences in the purchase prices and the current trading price. Please
also disclose the potential profit the selling securityholders will earn based on the current
trading price. Lastly, please include appropriate risk factor disclosure.
 Evan Hafer
FirstName
BRC Inc. LastNameEvan Hafer
Comapany
April       NameBRC Inc.
       8, 2022
April 28, 2022 Page 2
Page
FirstName LastName
Cover Page

2. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.
3. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.
4. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock.
         Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock. Risk Factors, page 11

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding.
Management's Discussion and Analysis..., page 59

6. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
         highlight the fact that Mr. Evan Hafer, a beneficial owner of outstanding shares representing over 80% of the total voting power, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for
         use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Evan Hafer
BRC Inc.
April 8, 2022
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sergio Chinos at (202) 551-7844 or Geoffrey Kruczek at
(202) 551-
3641 with any questions.



                                                           Sincerely,
FirstName LastNameEvan Hafer
                                                           Division of
Corporation Finance
Comapany NameBRC Inc.
                                                           Office of
Manufacturing
April 8, 2022 Page 3
cc:       Steven Napolitano
FirstName LastName